Exhibit 1

Media Release

MONDAY 23 JULY 2018

BT ANNOUNCES SIGNIFICANT CUTS TO PLATFORM PRICING;

LAUNCHES BT OPEN SERVICES

BT Financial Group (BT) is today announcing three new initiatives:

-                   significant pricing changes to its flagship platform, BT Panorama

-                   the launch of a ‘compact’ BT Panorama offer

-                   an online adviser services hub, BT Open Services

BT CEO Brad Cooper said these changes build on the way BT has been responding to changes in the wealth landscape by leading the market in addressing legacy issues while remaining focussed on the best outcome for customers.

“Through our investment in BT Panorama and recent changes we’ve made to our business including removing grandfathered payments in our BT Advice businesses, we continue to simplify and remove legacy issues. BT is committed to making wealth management simpler and more transparent for advisers and customers.

“Today’s announcement reaffirms our commitment to wealth and builds on our strength in the platforms business,” said Mr Cooper.

Significant pricing changes to BT Panorama

New customers will automatically access BT Panorama Investments and BT Panorama Super at a new simple and transparent price of a 0.15% p.a. asset based administration fee across their platform assets, capped once their assets reach $1 million, and a flat account fee of $540 p.a.[1]. Customers will also be able to combine up to four family account balances to take advantage of the administration fee cap to benefit their household.

“The Panorama changes announced today represent a move away from pricing that has historically been differentiated between different Advice licensees. Our new pricing will provide advisers and their clients access to the same simple, low capped administration fees on BT Panorama,” said Mr Cooper.

[1] Other fees and costs, such as transaction fees, expense recoveries and cash account fee, will also apply. Please refer to the Product Disclosure Statement or Investor Guide for further details.

Existing BT Panorama customers can elect to access the new pricing with the help of their adviser or otherwise remain on their existing pricing.  At the same time, a new administration fee structure will be available on the BT Wrap and Asgard eWRAP platforms should advisers and their clients wish to access these.

Launch of BT Panorama Compact

BT is also launching a BT Panorama Compact menu which provides all of the benefits of BT Panorama, with a simpler investment menu.

Advisers and their clients who choose BT Panorama Compact will have access to a simple and transparent price comprising a flat account fee of $180 p.a. for each account and 0.15% p.a. asset based administration fee, capped once their assets reach $1 million[2].  BT Panorama Compact customers will also benefit from the ability to group up to four family accounts to take advantage of the asset based administration fee caps.

BT Open Services

From October 2018, a new online adviser services hub, BT Open Services, will be available to both self-licensed advisers and dealer groups.

Advisers and dealer groups will be able to access services across a range of areas such as governance, advice tools, investment research, licence transition support, training and marketing support.

“BT Open Services will assist advisers and dealer groups to continue to run professional, compliant and client focused advice businesses in a cost effective way. The hub will be available to any adviser irrespective of whether they have a relationship with BT platforms,” said Mr Cooper.

BT will be implementing an ‘open’ price for these services which means that advisers and dealer groups will only pay for the service modules they choose to utilise.

Estimated impact on BT financial performance

The revenue impact of the pricing changes will ultimately depend on customer take-up along with new growth in customers and funds under administration.  However on a pro forma basis, and excluding any customer growth, if all customers that would benefit from the administration fee changes[3] had transitioned to this new pricing structure at the beginning of 2017 then the full year revenue impact would have been approximately $70 million or $50 million on a cash earnings basis for the 2017 financial year.

[2] Other fees and costs, such as transaction fees, expense recoveries and cash account fee, will also apply. Please refer to the Product Disclosure Statement or Investor Guide for further details.

[3] Based on customer account information, including asset holdings and balance, as at 30 September, 2017.

Momentum building in BT Panorama

For Further Information	For Further Information

Sharon Rockell	Andrew Bowden

Media Relations, BT Financial Group	Investor Relations, Westpac Group

T. 0420 598 994	T. 0438 284 863